November 19, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549

Attention:	James Giugliano
Joel Parker
Rucha Pandit
Dietrich King

Re:	Andersen Group Inc.
Registration Statement on Form S-1
Filed September 19, 2025
File No. 333-290415

Ladies and Gentlemen:

On behalf of Andersen Group Inc. (the “Company”), and in connection with the filing via EDGAR of Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”), this letter responds to the comment set forth in the letter to the Company dated September 26, 2025 from the staff of the Securities and Exchange Commission (the “Staff”). Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

For your convenience, we have repeated the Staff’s comment from the September 26, 2025 letter in italicized print, and the Company’s response is provided below such comment.

Unaudited Pro Forma Condensed Consolidated and Combined Balance Sheet, page 89

1.	Please disclose a quantitative reconciliation for the ($32,111) adjustment to accumulated deficit and the ($289,002) adjustment to non-controlling interest.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has made revisions on pages 91 and 92 of the Registration Statement. The Company advises that the $(32,111) adjustment to accumulated deficit and the $(289,002) adjustment to non-controlling interest, totaling $(321,113), has been revised to a $(191,833) adjustment to non-controlling interest, which includes revisions as a result of the inclusion of balance sheet information as of September 30, 2025 instead of June 30, 2025, as well as updates as a result of changes in management assumptions to the items detailed in revised note 4, note 5 and note 6 to the unaudited pro forma condensed consolidated and combined balance sheet (the “Pro Forma Balance Sheet”).

The Company believes the revised presentation better presents the sequencing of the transactions, including the equity restructuring charges recognized immediately upon the Reorganization and prior to the Offering.

A quantitative reconciliation of the $(191,833) adjustment to non-controlling interest is summarized below:

(i)	An adjustment to members’ equity of $(154,346) for amounts treated as a deemed dividend upon the issuance of the CA Notes, as detailed in the revised note 5 to the Pro Forma Balance Sheet.

(ii)

An adjustment to members’ equity of $(201,810) for amounts recognized as incremental equity restructuring expense upon the issuance of the CA Notes and HO Note, as detailed in the revised note 6 to the Pro Forma Balance Sheet.

(iii)

An adjustment to members’ equity of $191,833 and a corresponding adjustment to non-controlling interest of $(191,833), which includes amounts from the adjustments set forth in (i) and (ii) above and the balance of members’ equity as adjusted before Reorganization and Offering adjustments of $164,323. This adjustment is recorded as immediately prior to the Offering all outstanding equity interests are held by Aggregator through Class X Umbrella Units in AT Umbrella LLC, which represents non-controlling interest, and Class B common stock in Andersen Group Inc., which lacks economic rights. No shares of Class A common stock, nor the related Class X Umbrella Units in AT Umbrella LLC held by the Company representing controlling interest, are issued until the Offering, as detailed in the revised note 2 to the Pro Forma Balance Sheet.

Securities and Exchange Commission

November 19, 2025

The Company has revised the presentation of these items within the Reorganization Adjustments column in the Pro Forma Balance Sheet to disclose the components of the associated adjustments and has included a quantitative reconciliation table in the revised note 2 to the Pro Forma Balance Sheet.

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Securities and Exchange Commission

November 19, 2025

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Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

/s/ Jeffrey R. Vetter

cc: Mark Vorsatz
Andersen Group Inc.

Jay K. Hachigian
Richard R. Hesp
Alexa Belonick
Elena M. Vespoli
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dave Peinsipp
Cooley LLP